

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Dr. Brian J.G. Pereira, M.D.
President and Chief Executive Officer
AMAG Pharmaceuticals, Inc.
100 Hayden Avenue
Lexington, MA 02421

     Re: **AMAG Pharmaceuticals, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              Schedule 14A
              Filed April 19, 2010
              File No. 001-10865

Dear Dr. Pereira:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director